Filed Pursuant to Rule 253(g)(2)
File No. 024-12319

ARRIVED SFR GENESIS FUND, LLC

SUPPLEMENT NO. 1 DATED JANUARY 12, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 25, 2023

This document supplements, and should be read in conjunction with, the offering circular of Arrived SFR Genesis Fund, LLC (“we”, “our” or “us”), dated September 25, 2023, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

        The purpose of this supplement is to disclose:

●	The appointment of Sue Korn as the new Chief Financial Officer of our Manager

MANAGEMENT

Change in Our Manager’s Chief Financial Officer

Sue Korn has been appointed the Chief Financial Officer of our Manager. Prior to becoming the Chief Financial Officer of our Manager, Ms. Korn began her career in equity research for diversified financial services companies at Kidder, Peabody in 1992, later moving to investment banking in Salomon Smith Barney’s Financial Institutions Group in 1997. She joined Providian Financial in 1998 where she oversaw planning and analysis, data management and reporting for a $33 billion credit card business. In 2011 she transitioned to FinTech, bringing her financial expertise to companies such as Prosper Marketplace (FP&A and back office operations), LendingClub (marketplace operations and treasury), Oportun (FP&A and accounting) and was co-founder/CFO/Head of Operations for online lender Vouch Financial. Ms. Korn graduated from Colby College with a B.A. in Philosophy/Math in 1991 and earned her M.B.A from Kellogg Graduate School of Management at Northwestern University in 1997 with majors in Finance, Management and Strategy and Organizational Behavior. She has held the Chartered Financial Analyst® designation since 1998.

        In connection with the appointment of Ms. Korn, Joel Mezistrano resigned as the Chief Financial Officer of our Manager.